Exhibit 99.1

Additional Contribution to the Liquidity Agreement with Natixis

BAGNEUX, France, December 18, 2014 - DBV Technologies (Euronext: DBV – ISIN: FR0010417345 - Nasdaq Stock Market: DBVT), a clinical-stage specialty biopharmaceutical company, announced today an additional contribution on December 17th, 2014 of 600,000 euros to the liquidity agreement held by Natixis in accordance with the Charter of Ethics established by the AMAFI of March 8, 2011 and approved by the Autorité des Marchés Financiers.

During the half-year report as of June 30th, 2014, the following elements were in the liquidity account:

•	9 018 DBV TECHNOLOGIES shares

•	€478,300.41 €

For information, the following elements appeared on the liquidity account at the time of the implementation of the liquidity contract:

•	0 DBV TECHNOLOGIES share

•	€300,000.00

About DBV Technologies:

DBV Technologies is developing Viaskin®, an innovative new approach to the treatment of allergies – a major public health issue that has been increasing in prevalence. DBV Technologies, incorporated in France in 2002, has developed a proprietary, worldwide-patented technology for administering an allergen to intact skin while avoiding transfer to the blood, and thus considerably lowering the risk of a systemic, allergic reaction in the event of accidental exposure. DBV Technologies is focusing on food allergies, including milk and peanut, for which there are currently no effective treatments. DBV Technologies has designed two products candidates: Viaskin® Peanut and Viaskin® Milk. The clinical development program for Viaskin® Peanut has received Fast Track designation from the US Food and Drug Administration.

DBV Technologies shares are traded on segment C of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345) and on the Nasdaq Stock Market in the form of American Depositary Shares (each representing one-half of one ordinary share) (Ticker: DBVT).

For more information on DBV Technologies, please visit our website: www.dbv-technologies.com

DBV Technologies Contacts

David Schilansky

Chief Financial Officer

Tel. : +33(0)1 55 42 78 75

david.schilansky@dbv-technologies.com

Susanna Mesa VP Finance, US Investor Relations & Strategy Tel. : +1 917-346-3447 susanna.mesa@dbv-technologies.com	Nathalie Donne Director, Corporate Communication & Business Development Tel. : +33(0)1 55 42 78 72 nathalie.donne@dbv-technologies.com

DBV IR and Media Contacts

Todd James U.S. Investor Relations The Trout Group Tel. : +1 646-378-2926 tjames@troutgroup.com	Rooney & Associates Media Relations Marion Janic Tel. : +1-212-223-4017 mjanic@rooneyco.com

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